(Translation)

File No. 82-34816
May 30, 2008

Dear Sirs,



Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)



**Notice of Organizational and Personnel Changes**
**<u>at the Company's Subsidiary (Sammy Corporation)</u>**

Notice is hereby given that Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), will implement organizational and personnel changes as of June 1, 2008, as described below.

Description



1. Organizational change (as of June 1, 2008)

Sammy Corporation will establish "Business Strategy Department" and "Business Administration Department" for the purpose of strengthening business strategic functions.

2. Personnel change (as of June 1, 2008)

| New Title | Name | Former Title |
|---|---|---|
| President, Representative Director and Chief Operating Officer (General Manger of Business Strategy Department) | Keishi Nakayama | President, Representative Director and Chief Operating Officer |

dlw 6/17

| New Title | Name | Former Title |
| --- | --- | --- |
| Director<br>(Management of Business Administration Department and Corporate Department) | Hideo Yoshizawa | Director<br>(General Manager of President Office) |
| Executive Officer<br>(General Manager of Business Administration Department) | Shigeru Aoki | Adviser |

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